DEFINITIONS RELATING TO THE PARTNERSHIP AGREEMENT

among

FMC CORPORATION,

HARSCO DEFENSE HOLDING, INC.

and

UNITED DEFENSE, L.P.

Dated as of January 1, 1994

AND

THE PARTICIPATION AGREEMENT

among

FMC CORPORATION,
HARSCO CORPORATION,
HARSCO DEFENSE HOLDING, INC.
and
UNITED DEFENSE, L.P.

Dated as of January 1, 1994

"$" denominates U.S. Dollars.

"401(k) Plan" means a defined contribution plan as defined in Section 3(34) of ERISA that is qualified under Section 401(a) of the Code and that meets the requirements of Section 401(k) of the Code.

"Accountants" means a nationally-recognized independent certified public accounting firm mutually agreed to by the Partners for the Partnership. Unless otherwise agreed by the Partners, the Accountants for the Partnership shall be either Ernst & Young or Price Waterhouse, as determined by the Partnership on or before February 28, 1994. With respect to FNSS, the term "Accountants" shall refer to Arthur Andersen & Co. In any other foreign jurisdiction, the term "Accountants" for purposes of Section 5.12 of the Partnership Agreement shall refer to the nationally recognized independent certified public accounting firm selected by the Partnership to represent it in such foreign jurisdiction.

"Active Contract" means those Contracts which provide for the delivery of products or the rendering of services by a Parent and with respect to which the final product has not yet been delivered or the final service has not yet been rendered.

"Adjusted Capital Account Deficit" has the meaning set forth in Section 4.6(a) of the Partnership Agreement.

"Adjusted Profits" has the meaning set forth in Section 4.6(b) of the Partnership Agreement.

"Advance Agreement" means a written agreement entered into between UD and a contracting officer or administrative contracting officer of the U.S. Federal government that specifies the allowability, reasonableness and allocability of certain special or unusual contract costs incurred by UD after the date of the Agreement.

"Advisory Committee" has the meaning set forth in Section 3.5(a) of the Partnership Agreement.

"Affiliate" of any Person means any other Person directly or indirectly controlling (within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended, as in effect on the Closing Date), directly or indirectly controlled by or under direct or indirect common control with such Person, but such term does not, as to FMC or Harsco, include the Partnership or any Affiliate of the Partnership which is directly or indirectly controlled by the Partnership.

"Appraised Value" has the meaning set forth in Section 7.2(c) of the Partnership Agreement.

"Arbitrator" has the meaning set forth in Section 3.12 of the Partnership Agreement.

"Assets" means the FMC Assets, and the Harsco Assets, or any of them, depending on the context.

"Assignment" means an assignment of a Contract to the Partnership which assignment is reasonably acceptable to the Parents and, in the case of Contracts with a Governmental Authority, acceptable to the Governmental Authority.

"Assumption Agreement" means an assumption agreement, substantially in the form of Exhibit B to the Participation Agreement.

"Authorization Date" has the meaning set forth in Section 7.1(b) of the Partnership Agreement.

"Average Limited Partner Allocation" means an amount equal to the arithmetic average of the Limited Partner Allocation, without regard to whether there has been any allocation or payment of such Limited Partner Allocation under the terms of the Partnership Agreement, for the three Fiscal Years immediately preceding the calculation of the Capitalized Limited Partner Allocation.

"Book Value" of an Asset or Liability means, as of any particular date, the value at which the Asset or Liability is reflected on the books and records of the appropriate entity, computed under the accrual method of accounting in accordance with GAAP and the Principal Accounting Procedures and, except to the extent otherwise required by the reserve policies reflected in the Principal Accounting Procedures or as set forth on Schedule 2.3.1, on an accounting basis consistent with the principles used in the preparation of the appropriate Pro Forma Balance Sheet.

"Burdensome Governmental Condition" to a transaction shall be deemed to exist when a court of competent jurisdiction or any Governmental Authority acting within its regulatory authority has issued an order, injunction or preliminary injunction against the Partnership, any Partner, any party or any Affiliate of any party which would prohibit the transaction or which would compel the applicable Person to dispose of or hold separate a material portion of its business or assets as a result of such transaction.

"Business Day" means a day other than a Saturday, Sunday or other day on which banks are required or authorized to be closed in Arlington, Virginia.

"Capital Account" has the meaning set forth in Section 4.1(a) of the Partnership Agreement.

"Capital Contribution" means a contribution to the capital of the Partnership in cash or property as required or permitted by the Partnership Agreement.

"Capitalized Limited Partner Allocation" means the product of (x) the Earnings Multiple, (y) the Average Limited Partner Allocation and (z) one (1) minus the then current Tax Rate. In the event that any put or call by a Partner is exercised before three years of data are available, then the data for all Fiscal Quarters completed since the inception of the Partnership shall be used to determine the Earnings Multiple and Average Limited Partner Allocation. Notwithstanding the foregoing or any other provision of the Operative Documents, the Capitalized Limited Partner Allocation shall be equal to zero in the event that, immediately after giving effect to the transaction in connection with which the Capitalized Limited Partner Allocation is being determined, the Managing General Partner or its permitted successor in interest will not be entitled, whether due to termination, resignation or replacement as Managing General Partner, breach or any other cause, to receive its Annual Fee under Section 4(b) of the Management Services Agreement.

"Carrying Value" means (a) with respect to property contributed to the Partnership by or for the account of a Partner, the Fair Market Value of such property at contribution, reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' Capital Accounts pursuant to Article IV of the Partnership Agreement with respect to such property and increased by all post-contribution improvements to such property, (b) if Capital Accounts are restated pursuant to Section 4.1(d) of the Partnership Agreement, with respect to property owned by the Partnership at the time of the restatement, the Fair Market Value of such property at the time of the restatement, reduced (but not below zero) by all subsequent depreciation, amortization and cost recovery deductions charged to the Partners' Capital Accounts pursuant to Article IV of the Partnership Agreement with respect to such property and increased by all post-restatement improvements to such property and (c) with respect to any other property, the adjusted basis of such property for Federal income tax purposes, as of the time of determination.

"Carryover Amount" has the meaning set forth in Section 4.3(a)(i) of the Partnership Agreement.

"CAS" means Cost Accounting Standards as promulgated by the Cost
Accounting Standards Board.

"CEO" has the meaning set forth in Section 3.6(a) of the Partnership
Agreement.

"CEO Review" has the meaning set forth in Section 12.11 of the Partnership Agreement.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq.

"Change in Control" shall be deemed to have occurred with respect to a Person at such time as (1) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "1934 Act")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act) of shares representing more than fifty percent (50%) of the then outstanding common stock of the Parent; or (2) the Person consolidates into or merges with any other Person pursuant to a transaction that results in the stockholders of the Person immediately preceding the effectiveness of such transaction owning, directly or indirectly, immediately after the effectiveness of the transaction, less than fifty percent (50%) of the outstanding voting stock of such new or surviving corporation.

"Close" has the meaning set forth in Section 3.0 of the Participation
Agreement.

"Closing" means the closing of the transactions described in Section 2 of the Participation Agreement.

"Closing Date" means January 1, 1994, subject to Section 2.2 of the Participation Agreement.

"Closing Party" has the meaning set forth in Section 3.0 of the Participation Agreement.

"Code" means the Internal Revenue Code of 1986, as amended and effective as of December 31, 1993.

"Common Excluded Assets" means those assets set forth as common excluded assets on Schedule A annexed hereto.

"Competitive Contract" means, in the case of a contract with the U.S. government (including any FMS contract), any contract which does not require the submission of certified cost or pricing data.

"Condition Party" has the meaning set forth in Section 3.1 of the Participation Agreement.

"Confidentiality Agreement" means the confidentiality agreement dated January 16, 1992 and amended July 27, 1992 between FMC and Harsco which is attached as Exhibit C to the Participation Agreement.

"Consent" means a consent, reasonably acceptable to the Parents, from a counterparty (other than the Parents) to a Contract transferred by a Parent to a Partner or the Partnership.

"Consolidation Costs" means out-of-pocket costs that would not have been incurred after the Closing Date but for the combination of the FMC Defense Business and the Harsco Defense Business, including, without limitation, costs incurred in connection with (i) severance payments;
(ii) land preparation; (iii) relocation of equipment and tooling; (iv) re-layout of facilities; (v) standardization of computer-aided-design and computer-aided-manufacturing techniques and processes; (vi) construction of an oval test track; (vii) work transfer; (viii) retraining of employees; (ix) relocation of employees; (x) purchasing and systems conversions; and (xi) sale or other disposal of redundant plant, equipment, tooling and other property (including any losses thereby incurred); but excluding transfer taxes and other transaction costs incident to the combination.

"Contract Price" has the meaning set forth in Section 5.22.4.4 of the Participation Agreement.

"Contracts" means FMC Contracts or Harsco Contracts.

"Controlled Group" has the meaning set forth in Section 4.21.7 of the Participation Agreement.

"CPR"  has the meaning set forth in Section 3.12 of the Partnership
Agreement.

"CRB Carrying Costs" of a Partner or its Parent for any Fiscal Quarter means the product of (i) 2.5% and (ii) the average of the relevant Partner's Cumulative Remedial Balances as of the beginning and as of the end of such Fiscal Quarter. In the case of a Fiscal Quarter consisting of less than 3 calendar months, the "CRB Carrying Costs" of a Partner or its Parent for such short Fiscal Quarter means (a) the product of (i) 2.5%, (ii) the average of the relevant Partner's Cumulative Remedial Balances as of the beginning and as of the end of such Fiscal Quarter and (iii) a fraction the numerator of which is the number of days in such short Fiscal Quarter and the denominator of which is the number of days in the calendar quarter of which the short Fiscal Quarter is a part.

"CRBCC Carryover Amount" has the meaning set forth in Section 4.3(a) of the Partnership Agreement.

"Cumulative Remedial Balance" of a Partner or its Parent means the cumulative amount since formation of the Partnership of all charges (net of all credits) to the relevant Partner's Remedial Cost Account in excess of the amount of the environmental reserves for Remedial Expenditures reflected on such Partner's Final Closing Balance Sheet; provided that charges and credits to such Remedial Cost Account under clauses (i), (vi) and (vii) of Section 5.22.4.2 of the Participation Agreement shall be ignored for this purpose.

"Data Rights" means unregistered copyrights and trade secrets and confidential information and knowledge possessed by each Parent as of the Closing Date, including, but not limited to, ideas, inventions, blueprints, know-how, formulae, manufacturing and production processes and techniques, research and development information, software, drawings, specifications, designs, plans, proposals, technical data, financial and accounting data, business and marketing plans and customer and supplier lists.

"Debt" of any Person as used in Sections 4.2 and 4.5 of the Participation Agreement means (a) obligations of such Person for borrowed money, (b) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) obligations of such Person to pay the deferred purchase price of property or services (other than trade payables), (d) obligations of such Person as lessee under capital leases, (e) Debt of another secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, and (f) Debt of others guaranteed directly or indirectly by such Person or as to which such Person has an obligation which is the economic equivalent of a guarantee.

"Defense Affiliate" means, as to FMC, any Affiliate operating in the FMC Defense Business and, as to Harsco, any Affiliate operating in the Harsco Defense Business, which Affiliates are listed on Schedule B annexed hereto.

"Defense Business" means the FMC Defense Business or the Harsco Defense
Business.

"Defense Subsidiary" means, as to FMC, any Subsidiary operating in the FMC Defense Business and, as to Harsco, any Subsidiary operating in the Harsco Defense Business, which Subsidiaries are listed on Schedule B annexed hereto. Such term shall not include, as to FMC or Harsco, the Partnership.

"Defense Systems Group" means the Ground Systems, Armament Systems, Steel Products and Defense Systems International Divisions of FMC's Defense Systems Group, including FMC's investment in and contractual relations with FNSS, but specifically excluding the properties set forth as FMC Excluded Assets or Common Excluded Assets on Schedule A annexed hereto.

"Demolition Costs" has the meaning set forth in Section 6.4 of the Participation Agreement.

"Designated Representative" means Barrett W. Taussig, or any successor designated by Harsco L.P.

"Designee" means any of a Partner's designated representatives to the Advisory Committee, as provided in Section 3.5(b) of the Partnership Agreement.

"DOD" means the U.S. Department of Defense.

"DOJ" means the U.S. Department of Justice.

"Earnings Multiple" means the quotient obtained by dividing the Appraised Value of the Partnership by the arithmetic average of the annual after-tax income of the Partnership determined in accordance with GAAP (as reduced by the Limited Partner Allocation) for the three Fiscal Years immediately preceding the calculation of the Capitalized Limited Partner Allocation (as determined from the Partnership's regularly prepared financial statements, but assuming that the Partnership paid corporate tax on such income at a rate equal to the Tax Rate for each such Fiscal Year), provided that the Earnings Multiple shall never be less than 5 nor more than 15.

"Environmental Requirements" means all civil and criminal federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all common law, and any currently effective judicial and administrative orders, permits and licenses (and conditions of the same) and determinations binding on the FMC Defense Business, the Harsco Defense Business, the FMC Assets, or the Harsco Assets, which provisions, common law, permits, licenses and orders and determinations concern public health and safety, worker health and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Substances but excluding any of the foregoing to the extent relating to worker safety, all as may be amended or superseded from time to time.

"Environmental Liability Event" means any of the following: (a) the Release (as hereinafter defined) of any Hazardous Substance at, from or onto any property or facility at any time owned, operated or used by either Defense Business or the Partnership, (b) the offsite treatment, storage, disposal, handling, disposition or Release of any Hazardous Substance generated, handled or in any fashion originating from or at any property or facility at any time owned, operated or used by, or otherwise in connection with, either Defense Business or the business of the Partnership or (c) any failure by either Parent, with respect to its Defense Business, or by the Partnership to comply with applicable Environmental Requirements (as such Environmental Requirements are constituted prior to the Closing Date).

"Environmental Realization Status Report" has the meaning set forth in
Section 5.22.3.1 of the Participation Agreement.

"Environmental Special Allocation" has the meaning set forth in Section
5.22.1 of the Participation Agreement.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Excluded Assets" means the FMC Excluded Assets and the Harsco Excluded
Assets.

"Excluded Liabilities" means, in connection with each Defense Business:

(i) all liabilities relating to Income Taxes of either Parent or any of its Affiliates;

(ii) all liabilities relating to Taxes, other than Income Taxes, to the extent not accrued on the Final Closing Balance Sheet;

(iii) all liabilities for borrowed money as of the Closing Date other than FMC Liabilities relating to FNSS;

(iv) all liabilities relating to claims with respect to government contracts, whether asserted or unasserted by the government, arising prior to the Closing Date to the extent not accrued on the Final Closing Balance Sheet;

(v) all liabilities relating to "holdback reserves," "management contingency reserves" and "sales reserves" for all Inactive Contracts, and all "holdback reserves" (except for those relating to fixed-price incentive fee Contracts), on Active Contracts;

(vi) all liabilities relating to any claims for pre-Closing breaches of contract or violations of Governmental Rules, to the extent not accrued on the Final Closing Balance Sheet; provided, however, that liabilities that are Remedial Expenditures shall be assumed to the extent provided in the Operative Documents;

(vii) all liabilities not set forth on or identified on an exhibit to the Final Closing Balance Sheet or on any Schedule to the Participation Agreement, in each case listing liabilities to be assumed by the Partnership, other than the liabilities set forth in clause (viii)(B),
(xi) and (xii) of the definition of FMC Liabilities and the liabilities set forth in clauses (viii), (x) and (xi) of the definition of Harsco Liabilities;

(viii) all liabilities for pre-Closing workers' compensation (subject to Section 5.15 of the Participation Agreement) and, to the extent not accrued on the Final Closing Balance Sheet, pre-Closing general and product liability occurrences; and

(ix) all liabilities resulting from an Excluded Asset or any other Asset not acquired by the Partnership.

"Existing Contract" means any contract entered into by either Parent prior to the Closing.

"Fair Market Value" means the price a willing buyer would pay a willing seller in an arm's-length transaction, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts. As applied to a liability, Fair Market Value means the price a buyer would demand in exchange for assuming the liability from the seller.

"FAR" means the Federal Acquisition Regulation, 48 C.F.R. Chapter 1, as promulgated by the U.S. government.

"Final Closing Balance Sheet" has the meaning set forth in Section 2.3.2 of the Participation Agreement.

"Fiscal Quarter" has the meaning set forth in Section 5.1 of the Partnership Agreement.

"Fiscal Year" means a calendar year for the Partnership (as set forth in Section 5.1 of the Partnership Agreement).

"FMC" means FMC Corporation, a Delaware corporation.

"FMC Assets" means (a) $14,800,000 in cash and (b) all of the right, title and interest that FMC possesses in and to the following assets exclusively used or intended for exclusive use in the business of its Defense Systems Group:

(i) all inventories of raw materials, packaging materials, work in process, consigned goods and finished goods (including warehoused inventories and inventories covered by purchase orders), including any such inventories acquired after the date hereof but excluding any such inventories sold or otherwise disposed of after the date hereof in the ordinary course of business consistent with past practices;

(ii) all supplies, furniture, fixtures, machinery, equipment, vehicles and other fixed assets;

(iii)  all FMC Contracts;

(iv)  all Transferred Intellectual Property Rights;

(v) the Real Property listed or described on Schedule 4.8.2A to the Participation Agreement;

(vi)  all accounts, notes and other receivables;

(vii)  any permits or licenses issued by any Governmental Authority;

(viii) all stock or other debt or equity interests (including partnership interests) in the FMC Defense Affiliates set forth on Schedule B annexed hereto; and

(ix)  all other tangible or intangible assets.

The FMC Assets shall not include the FMC Excluded Assets or the Common Excluded Assets.

"FMC Capital Account Value" has the meaning set forth in Schedule 4.1 to the Partnership Agreement.

"FMC Contracts" means all contracts (other than Restricted Contracts), indentures, agreements, commitments, purchase orders, letters of credit, guarantees, foreign exchange contracts, commodity hedges, leases and other legally binding arrangements, whether oral or written, entered into in connection with the FMC Defense Business.

"FMC Defense Business" means the entire business and operations of the Defense Systems Group, as conducted on the date hereof.

"FMC Environmental Liability Event" means any Environmental Liability Event relating to or arising out of the conduct by FMC prior to the Closing Date of its Defense Business or the ownership, operation or use by FMC or any of its Affiliates prior to the Closing Date of any facility or property now or previously owned, operated or used in its Defense Business.

"FMC Excluded Assets" means those assets of FMC set forth on Schedule A annexed hereto.

"FMC Liabilities" means the following liabilities and obligations of FMC arising out of the operations of the FMC Defense Business or the ownership, operation or use of the FMC Assets (whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or arising before the Closing Date):

(i) all liabilities to vendors and other creditors for goods purchased or services received on open account;

(ii) amounts received from customers as advance payments to be applied to the related receivable when a sale is recorded at time of shipment or completion of service;

(iii) amounts withheld from employees' compensation for Federal, state or local taxes and for other payroll deductions;

(iv)  sundry accounts payable;

(v) amounts accrued for salaries, wages, commission and other remuneration earned by employees;

(vi) commissions earned by salesmen, dealers or other agents who are not employees;

(vii) all liabilities relating to accrued Taxes, other than Income Taxes, including but not limited to Taxes assessed against real and personal property based on the valuation of such property as determined by the laws of the state or local taxing authority;

(viii) (A) accruals for FMC's cost of Federal, state or local taxes on payroll that are not an Excluded Liability and (B) all liabilities for other employee benefits to the extent provided in Section 5.9 of the Participation Agreement, but excluding workers compensation liabilities to the extent provided in Section 5.15 of the Participation Agreement;

(ix) accruals for royalties payable in accordance with terms of royalty agreements; legal and professional fees for services rendered; insurance premiums (excluding workers' compensation and general and product liability coverages); policy and warranty claims and product and service liabilities, but excluding pre-Closing products liability or general liability occurrences (except to the extent, but not in excess of, any amount reserved for and reflected on FMC's Final Closing Balance Sheet); and miscellaneous expenses;

(x) all liabilities associated with FMC's ownership of or interest in the Defense Affiliates of FMC set forth on Schedule B annexed hereto;

(xi)  all liabilities and obligations associated with any FMC
Environmental Liability Event; and

(xii) obligations under FMC Contracts remaining unperformed on the Closing Date.

The FMC Liabilities shall not include any Excluded Liability.

"FMC Master Trust" means the Master Trust established by the Master Trust Agreement between FMC Corporation and Bankers Trust Company dated January 1, 1976 implementing the pension benefit plans of FMC and its Subsidiaries and Affiliates.

"FMC Qualifying Remedial Expenditure" means any Remedial Expenditure to the extent arising out of any FMC Environmental Liability Event.

"FMS" means Foreign Military Sales.

"FNSS" means FMC-Nurol Savunma Sanayii A.S., a Turkish corporation.

"FRA" means the final remedial adjustment as described in Section
5.22.4.4 of the Participation Agreement.

"FTC" means the U.S. Federal Trade Commission.

"GAAP" means generally accepted accounting principles in the United States of America.

"Goodyear" has the meaning set forth in Section 5.23 of the Participation Agreement.

"Goodyear Litigation" means the litigation styled as FMC Corporation v. The Goodyear Tire & Rubber Company (N.D. Ala., Eastern Div., Civil Action No. CV-90-H-01018E), including all appeals therefrom and all settlements thereof.

"Governmental Actions" means all authorizations, orders, consents, approvals, waivers, exceptions, variances, franchises, permissions, permits and licenses of, and filings and declarations with, by or in respect of, any Governmental Authorities.

"Governmental Authority" means any national, federal, state, local or foreign governmental Person, authority or agency, court, regulatory commission, stock exchange or other body and any arbitrator having jurisdiction over the matter; provided, that any arbitrators within this definition shall include only arbitrators having the right to issue a binding order or decision in such matter.

"Governmental Rule" means any statute, law, treaty, rule, code, ordinance, regulation, permit, certificate or order of any Governmental Authority or any judgment, decree, injunction, writ, order or like action of any court, arbitrator or other judicial or quasi-judicial tribunal, other than an ex-parte or temporary order if either party takes prompt action to set aside such action and such temporary order does not become final.

"Harsco" means Harsco Corporation, a Delaware corporation.

"Harsco Assets" means (a) $5,200,000 in cash and (b) all of the right, title and interest that Harsco possesses in and to the following assets exclusively used or intended for exclusive use in the business of its BMY-Combat Systems Division:

(i) all inventories (net of progress payments) of raw materials, packaging materials, work in process, consigned goods and finished goods (including warehoused inventories and inventories covered by purchase orders), including any such inventories acquired after the date hereof but excluding any such inventories sold or otherwise disposed of after the date hereof in the ordinary course of business consistent with past practices;

(ii) all supplies, furniture, fixtures, machinery, equipment, vehicles and other fixed assets;

(iii)  all Harsco Contracts;

(iv)  all Transferred Intellectual Property Rights;

(v) the Real Property listed or described on Schedule 4.8.2B to the Participation Agreement;

(vi)  all accounts, notes and other receivables;

(vii)  any permits or licenses issued by any Governmental Authority; and

(viii)  all other tangible and intangible assets.

The Harsco Assets shall not include the Harsco Excluded Assets or the Common Excluded Assets.

"Harsco Capital Account Value" has the meaning set forth in Schedule 4.1 to the Partnership Agreement.

"Harsco Contracts" means all contracts (other than Restricted Contracts), indentures, agreements, commitments, purchase orders, letters of credit, guarantees, foreign exchange contracts, commodity hedges, leases and other legally binding arrangements, whether oral or written, entered into in connection with the Harsco Defense Business.

"Harsco Defense Business" means the entire business and operations of Harsco's BMY-Combat Systems Division, whose principal address is Wolf Church Road, York, Pennsylvania 17404, as conducted on the date hereof.

"Harsco Environmental Liability Event" means any Environmental Liability Event relating to or arising out of the conduct by Harsco prior to the Closing Date of its Defense Business or the ownership, operation or use by Harsco or any of its Affiliates prior to the Closing Date of any facility or property now or previously owned, operated or used in its Defense Business.

"Harsco Excluded Assets" means those assets of Harsco set forth on Schedule A annexed hereto.

"Harsco L.P." means Harsco Defense Holding, Inc., a Delaware corporation which is to be the Harsco limited partner of the Partnership and which is directly and wholly-owned by Harsco.

"Harsco Liabilities" means the following liabilities and obligations of Harsco arising out of the operations of the Harsco Defense Business or the ownership, operation or use of the Harsco Assets (whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or arising before the Closing Date):

(i) all liabilities to vendors and other creditors for goods purchased or services received on open account;

(ii) amounts received from customers as advance payments to be applied to the related receivable when a sale is recorded at time of shipment or completion of service;

(iii) amounts withheld from employees' compensation for Federal, state or local taxes and for other payroll deductions;

(iv)  sundry accounts payable;

(v) amounts accrued for salaries, wages, commission and other remuneration earned by employees;

(vi) commissions earned by salesmen, dealers, or other agents who are not employees;

(vii) all liabilities relating to accrued Taxes, other than Income Taxes, including but not limited to Taxes assessed against real and personal property based on the valuation of such property as determined by the laws of the state or local taxing authority;

(viii) (A) accruals for Harsco's cost of Federal, state or local taxes on payroll that are not an Excluded Liability and (B) all liabilities for other employee benefits to the extent provided in Section 5.9 of the Participation Agreement, but excluding workers compensation liabilities to the extent provided in Section 5.15 of the Participation Agreement;

(ix) accruals for royalties payable in accordance with terms of royalty agreements; legal and professional fees for services rendered; insurance premiums (excluding workers' compensation and general and products liability coverages); policy and warranty claims and product and service liabilities, but excluding pre-Closing products liability or general liability occurrences (except to the extent, but not in excess of, any amount reserved for and reflected on Harsco's Final Closing Balance Sheet); and miscellaneous expenses;

(x)  all liabilities and obligations associated with any Harsco
Environmental Liability Event; and

(xi) obligations under Harsco Contracts remaining unperformed on the Closing Date.

The Harsco Liabilities shall not include any Excluded Liability.

"Harsco Qualifying Remedial Expenditure" means any Remedial Expenditure to the extent arising out of any Harsco Environmental Liability Event.

"Hazardous Substance" means any material, substance or waste that poses or causes, or is alleged to pose or cause, any damage to property or personal injury, including death, or any threat to the environment, including without limitation those substances defined, listed, designated, or classified as hazardous, toxic, radioactive, or dangerous or otherwise regulated or governed under any Environmental Requirements, including without limitation any hazardous substance for purposes of CERCLA, any hazardous waste for purposes of RCRA, any petroleum product or by-product, crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, synthetic gas usable as fuel, polychlorinated biphenyls, asbestos, heat, noise, microwave, odor, radioactive material or any substance that has been identified as a carcinogen or reproductive toxin under the Safe Drinking Water and Toxic Enforcement Act of 1986 of the State of California.

"Inactive Contract" means those Contracts which provide for the delivery of products or the rendering of contract-defined deliverable services, excluding warranties, by a Parent and with respect to which the final product has been delivered and the final service has been rendered prior to the Closing Date.

"Income Taxes" means Taxes measured by or based on income, and franchise, capital stock or net worth Taxes.

"Indemnified Parties" has the meaning set forth in Section 6.1 of the Participation Agreement.

"Initial Capital Contribution" of each of FMC and Harsco L.P. means the aggregate transfers by or on behalf of FMC or Harsco L.P., as applicable, pursuant to Sections 2.1.3, 2.1.4 and 2.1.5 of the Participation Agreement, as adjusted pursuant to Section 2.3.3 thereof.

"Intellectual Property Agreements" means the agreements to be entered into between FMC and the Partnership and between Harsco and the Partnership on or prior to the Closing Date, substantially in the forms of Exhibits F-1 and F-2 to the Participation Agreement.

"IRS" means the U.S. Internal Revenue Service.

"Knowledge" means the actual knowledge of the individuals listed on Schedule C.1 hereto in the case of FMC and the individuals listed on Schedule C.2 hereto in the case of Harsco, in each case after reasonable investigation unless otherwise expressly specified.

"Lease Agreement" means the agreement to be entered into between FMC and the Partnership on or prior to the Closing Date, substantially in the form of Exhibit G to the Participation Agreement.

"Leased Property" has the meaning set forth in Section 4.8.2 of the Participation Agreement.

"Liabilities" means FMC Liabilities or Harsco Liabilities.

"LIBOR" means the applicable London Interbank Offered Rate as set forth in The Wall Street Journal.

"Licensed Intellectual Property" means, with respect to each Parent, Data Rights, Statutory Rights and Marks used or intended for use, but not exclusively, in its Defense Business that will be licensed to the Partnership under the Intellectual Property Agreements.

"Licensed Third Party Rights" means, as to each Parent, copyrights and trade secrets and confidential information and knowledge and letters patent, utility models, inventor's certificates, registered copyrights, registered mask works and applications therefor under which such Parent has been granted license or other rights by a third party.

"Lien" means any lien, mortgage, encumbrance, pledge, charge, lease restriction, easement, servitude, right of others or security interest of any kind, including any thereof arising under conditional sales or other title retention agreements.

"Limited Non-Exclusive Licenses" means the licenses to be entered into between FMC and the Partnership and between Harsco and the Partnership on or prior to the Closing Date.

"Limited Partner" has the meaning set forth in the preface to the Partnership Agreement.

"Limited Partner Allocation" shall be an amount equal to $13,300,000 in the first Fiscal Year of the Partnership, and in each subsequent Fiscal Year of the Partnership shall equal the amount agreed to by FMC and the Limited Partner (so long as the Limited Partner's Share Percentage is at least 20%) or any other third party assignee from the Limited Partner who was assigned a Share Percentage in excess of 20% of the aggregate Share Percentages (which agreement shall not require the consent or approval of any other partner or holder of an interest of the Partnership) prior to the beginning of such Fiscal Year. If no such agreement is reached, then the Limited Partner Allocation shall equal the prior year's Limited Partner Allocation (as the same may have previously been adjusted by agreement and/or for inflation), as further adjusted for inflation by the percentage increase (or decrease) in the Producer Price Index for Finished Goods (unadjusted index) for such prior Fiscal Year.

"Limited Partner Allocation Late Payment Interest" has the meaning set forth in Section 6.1 of the Partnership Agreement.

"Loss" means any loss, liability, claim, damage or expense (including reasonable legal fees and expenses).

"Major ASD Contract" means any New Contract (excluding any engineering contract) that provides for the production of products which are of the type currently produced by FMC's Armament Systems Division and that has a Contract Price, after giving effect to the exercise of any options which are exercised under such New Contract, of at least $50,000,000.

"Major Contract" means any Major ASD Contract, Major GSD/CSD Contract or Major SPD Contract.

"Major GSD/CSD Contract" means any New Contract (excluding any engineering contract) that provides for the production of products which are of the type currently produced by FMC's Ground Systems Division or the Harsco Defense Business and that has a Contract Price, after giving effect to the exercise of any options which are exercised under such New Contract, of at least $50,000,000.

"Major SPD Contract" means any New Contract (excluding any engineering contract) that provides for the production of products which are of the type currently produced by FMC's Steel Products Division and that has a Contract Price, after giving effect to the exercise of any options which are exercised under such New Contract, of at least $50,000,000.

"Management Services Agreement" means the agreement to be entered into between FMC and the Partnership on or prior to the Closing Date substantially in the form of Exhibit H to the Participation Agreement.

"Managing General Partner" has the meaning set forth in the preface to the Partnership Agreement.

"Marks" means, with respect to each Parent, registered and unregistered trademarks, tradenames, service marks, trade dress, logos and applications for registration thereof, all right, title and interest in which is owned by such Parent as of the Closing Date.

"Material Adverse Effect" means: (a) with respect to either Parent's Defense Business, a material adverse effect on (i) the financial condition, results of operation, properties, business or prospects of such Parent's Defense Business, (ii) the Partnership's ability to conduct such Parent's Defense Business or (iii) the ability of such Parent or any of its Affiliates to perform any of its material obligations under any Operative Document; and (b) with respect to the Partnership, a material adverse effect on (i) the financial condition, results of operation, properties, business or prospects of the Partnership, (ii) the Partnership's ability to conduct its business or
(iii) the ability of the Partnership to perform any of its material obligations under any Operative Document.

"Modified Taxable Income" has the meaning set forth in Section 6.5(a) of the Partnership Agreement.

"Net Book Value" means, with respect to each Parent, the Book Value of its Assets which are of the types reflected on the Pro Forma Balance Sheet minus the Book Value of its Liabilities which are of the types reflected on the Pro Forma Balance Sheet.

"Net Working Capital" means the excess of current assets over current liabilities.

"New Contract" means (i) any contract that was entered into by the Partnership after the Closing Date and (ii) that portion of any Existing Contract which relates to any increase in the quantity of deliverables subsequent to the Closing beyond the quantity (including priced options thereunder) formerly specified in such Existing Contract, which increase involves an increase in the contract price of at least $50 million.

"Nonqualified Plan" means a plan described in Section 3(34) or 3(35) of ERISA that is not qualified under Section 401(a) of the Code.

"Normative Fee" has the meaning specified in Section 5.22.4.4 of the Participation Agreement.

"Notice of Arbitration" has the meaning set forth in Section 3.12 of the Partnership Agreement.

"Novation Agreement" means the novation agreement, substantially consistent with the standard form of novation agreement set forth in the Federal Acquisition Regulation, 48 C.F.R. Subsection 42.12, among FMC, Harsco, the Partnership and the U.S. Government.

"Operative Documents" means the Assignments, the Assumption Agreements, the Consents, the Intellectual Property Agreements, the Lease Agreement, the Sublease and Assignment of Option to Purchase Aiken, South Carolina Facilities, the Limited Non-Exclusive Licenses, the Management Services Agreement, the Novation Agreement, the Partnership Agreement, the Registration Rights Agreement, the Participation Agreement and any other agreements that the parties mutually agree in writing to treat as Operative Documents.

"Owned Property" has the meaning set forth in Section 4.8.2 of the Participation Agreement.

"Parent" means FMC or Harsco, as appropriate given the context of the Participation Agreement. For purposes of the Operative Documents, FMC shall be deemed to be the Parent of the FMC Partner.

"Participation Agreement" means the Participation Agreement dated as of January 1, 1994 by and between FMC, Harsco, Harsco L.P. and the
Partnership as amended from time to time in accordance with its terms.

"Partner" means FMC (in the case of FMC) or Harsco L.P. (in the case of Harsco). For purposes of the Operative Documents, FMC shall be deemed to be the Partner of FMC.

"Partners" means FMC and Harsco L.P.

"Partnership" means United Defense, L.P., the Delaware limited partnership formed in accordance with the Partnership Agreement.

"Partnership 401(k) Plan" has the meaning set forth in Section 5.9.6 of the Participation Agreement.

"Partnership Agreement" means the Delaware limited partnership agreement to be entered into by and among the Partners and the Partnership on or before the Closing Date and substantially in the form of Exhibit I of the Participation Agreement.

"Partnership Benefit Plans" has the meaning set forth in Section 5.9.3 of the Participation Agreement.

"Partnership Master Trust" means the Partnership Master Trust described in Section 5.9.6 of the Participation Agreement.

"Partnership Nonunion Pension Plan" has the meaning set forth in Section
5.9.3 of the Participation Agreement.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Permitted Capital Investments" means capital investments for (i) new equipment and equipment upgrades and replacements for existing lines of business; (ii) plant and equipment for existing or new programs at or adjoining existing Partnership facilities that are within the Partnership's Scope of Activity or carried on by SPD not primarily for commercial purposes; and (iii) research and development for programs within the Partnership's Scope of Activity.

"Permitted Liens" means (a) the rights and interests of the Partnership, any Parent or its Affiliates as provided in the Operative Documents, (b) Liens for Taxes either not yet due or being contested in good faith and by appropriate proceedings and (c) materialmen's, mechanics', workers', repairmen's, employees' or other Liens arising in the ordinary course of business for amounts either not yet due or being contested in good faith and by appropriate proceedings, so long as such proceedings shall not involve any substantial danger of the sale, forfeiture or loss of any part of the relevant asset, title thereto or any interest therein and shall not interfere with the use or disposition thereof.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Authority.

"Plan Participant" means, as the context requires, (a) a Transferred Employee who, on the Closing Date, participated under the terms of on the applicable plan, (b) a former employee who terminated employment before the Closing Date but as of the Closing Date had not incurred a break in service sufficient under the terms of the applicable plan to eliminate such former employee's right to prior service credit with respect to such plan or (c) a former employee (including the spouse or other dependent of a former employee) who terminated employment before the Closing Date but as of the Closing Date had rights to a benefit under the terms of the applicable plan; provided, however, that, in the case of (b) or (c), in order to be a Plan Participant such former employee, when terminating employment with FMC or Harsco, must have been employed in the Defense Business of FMC or Harsco.

"Postretirement Benefit Plan" means an employee welfare benefit plan as defined in Section 3(1) of ERISA that provides benefits to retired employees and their dependents.

"Preliminary Closing Balance Sheet" has the meaning set forth in Section
2.3.1 of the Participation Agreement.

"Principal Accounting Procedures" means those accounting procedures described in Section 5.9 of the Partnership Agreement.

"Principal Office" of the Partnership has the meaning set forth in
Section 2.1(c) of the Partnership Agreement.

"Private Actions" means all authorizations, consents, approvals, waivers, exceptions, variances, franchises, permissions, permits and licenses of (a) Persons other than Governmental Authorities and (b) Governmental Authorities acting in private capacities.

"Profits" or "Losses" has the meaning set forth in Section 4.2(a) of the Partnership Agreement.

"Pro Forma Balance Sheet" has the meaning set forth in Section 4.14 of the Participation Agreement.

"Qualified Pension Plan" means a defined benefit plan as described in
Section 3(35) of ERISA that is qualified under Section 401(a) of the Code.

"Qualifying Remedial Expenditure" means any Remedial Expenditure to the extent arising out of any FMC Environmental Liability Event or Harsco Environmental Liability Event, as the case may be.

"RCRA" means the Resource Conservation and Recovery Act, 42 U.S.C. Subsection 6901 et seq.

"Real Property" means the Owned Property and the Leased Property.

"Realization" includes, with respect to each Major Contract, the Remedial Expenditures amount included in the forward pricing rate used by the Partnership to establish the contract price as adjusted as provided in Section 5.22.4.4 of the Participation Agreement and, with respect to each production contract other than a Major Contract and each other contract, regardless of amount, the Remedial Expenditures amount included in the forward pricing rate used by the Partnership to establish the contract price. In addition, any amount reflected as a credit to FMC or Harsco in accordance with Section 5.22.4.2 of the Participation Agreement (including under clause (i) therein, but excluding clauses (vii) and (viii) therein) shall be deemed to be a Realization.

"Realize" means to obtain a Realization.

"Realized Remedial Expenditure" means any Remedial Expenditure (i) which has been (or is deemed to have been under Section 5.22.4 of the Participation Agreement) Realized pursuant to customer contracts or any other source (it being understood that Remedial Expenditures may be offset by such Realizations for purposes of the Operative Documents, irrespective of whether or not such Remedial Expenditures relate to the circumstances giving rise to such Realizations), (ii) as to which any related rebuttable presumption under Section 5.22.2.2 or 5.22.2.3 has been rebutted or (iii) which has been charged against the environmental reserves referred to in clause (i) of Section 5.22.4.2 (it being understood that Remedial Expenditures may be offset by such reserves for purposes of the Operative Documents, irrespective of whether or not such Remedial Expenditures relate to the historical basis for the creation of such reserves). The Parents acknowledge that the Partnership may have Realizations prior to such time as the Partnership incurs the related Remedial Expenditures. FMC Realized Remedial Expenditure and Harsco Realized Remedial Expenditure have corollary meanings.

"Reallocated Loss Account" means the account into which Losses, which, but for the application of Section 4.6(a) of the Partnership Agreement, would have been allocated to the Limited Partner.

"Reallocated Loss Amount" means the quotient of (i) the amount of Losses allocated to the Managing General Partner's Reallocated Loss Account pursuant to Section 4.6(a) of the Partnership Agreement divided by (ii) 1 minus the Managing General Partner's Share Percentage. The
Reallocated Loss Amount shall be as adjusted from time to time as provided in Section 4.6(b) of the Partnership Agreement.

"Records" has the meaning set forth in Section 10.6 of the Partnership
Agreement.

"Recovery Items" has the meaning set forth in Section 6.7(d) of the Participation Agreement.

"Registration Rights Agreement" means the agreement between FMC and Harsco L.P. to be entered into on or before the Closing Date substantially in the form of Exhibit J of the Participation Agreement.

"Related Party Transaction" means any transaction between the Partnership and any Partner or any Affiliate of any Partner.

"Release" means "release" as such term is defined for purposes of CERCLA.

"Remedial Costs Account" has the meaning set forth in Section 5.22.4.2 of the Participation Agreement.

"Remedial Expenditure" means any expenditure by the Partnership with respect to any Environmental Liability Event either for (i) the treatment, containment or removal of contaminated soil or groundwater or the disposal of removed material (including such activity as conducted in connection with a corrective action pursuant to RCRA or a removal or remedial action pursuant to CERCLA), (ii) corrective or remedial action to cure a failure by either Parent or the Partnership, with respect to its Defense Business, prior to the Closing Date, to comply with applicable Environmental Requirements (as such Environmental Requirements are constituted prior to the Closing Date) and any governmental fines, penalties or other sanctions, whether civil or criminal, to the extent arising from such failure or (iii) legal and administrative proceedings against Persons other than either Parent regarding the nature and extent of the Partnership's or such other Persons' legal and financial responsibility for matters described in (i) and (ii) herein.

"Restricted Contracts" has the meaning set forth in Section 5.11 of the Participation Agreement.

"Rules" has the meaning set forth in Section 3.12 of the Partnership
Agreement.

"Sale Notice" has the meaning set forth in Section 7.1(b) of the Partnership Agreement.

"Santa Clara Properties" means the following properties owned by FMC in Santa Clara County, California, used by and recorded on the financial statements of the FMC Defense Business, and leased by FMC to the Partnership pursuant to the terms of the Lease Agreement:

(i)  333 W. Brokaw Road, Santa Clara, California;
(ii)  328 W. Brokaw Road, Santa Clara, California;
(iii) 333 W. Julian Street, San Jose, California (except for that certain parcel thereof that is leased from Southern Pacific Railway and not owned by FMC); and
(iv)  1107, 1115 and 1125 Coleman Avenue, San Jose, California.

"Scope of Activity" has the meaning set forth in Section 2.2 of the Partnership Agreement.

"SEC" means the U.S. Securities and Exchange Commission.

"Settle" has the meaning set forth in Section 6.6 of the Participation
Agreement.

"Share Percentage" means 60% as to FMC and 40% as to Harsco L.P., as adjusted from time to time pursuant to Section 4.5 of the Partnership Agreement.

"Significant Event" has the meaning set forth in Section 4.1(d) of the Partnership Agreement.

"Signing Date" means the date on which the Participation Agreement is executed.

"Slow-Moving Inventory" means the inventory set forth on Schedule 5.16 to the Participation Agreement. This definition excludes inventory charged or allocated to cost-type contracts. Inventory charged or allocated to cost-type contracts is owned by the Government and therefore outside the scope of Slow-Moving Inventory. The gross level of Slow-Moving Inventory will be reduced but not completely offset by reserves on the Preliminary Closing Balance Sheet.

"SPD" means the Steel Products Division of FMC.

"Statutory Rights" means, with respect to each Parent, (i) letters patent, utility models, inventor's certificates, registered copyrights, registered mask works, (ii) applications for any of the foregoing and rights which may issue on such applications and (iii) any reissues, continuations, continuations-in-part, extensions, divisions, reexaminations or renewals of the foregoing, in which such Parent owns all or a part of the right, title and interest as of the Closing Date.

"Subsidiary" of any Person means a corporation, partnership, company or other entity (a) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are or (b) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other entity is, now or hereafter owned or controlled, directly or indirectly, by such Person; provided that such corporation, partnership, company or other entity shall be deemed to be a Subsidiary only so long as such ownership exists.

"Target Net Asset Value" means (i) in the case of FMC, $138,600,000, including $14,800,000 of cash and (ii) in the case of Harsco L.P., $29,600,000, including $5,200,000 of cash.

"Tax Benefits" has the meaning set forth in Section 6.7(a) of the Participation Agreement.

"Taxes" means any and all governmental or quasi-governmental fees (including license, filing and registration fees), taxes (including income, gross receipts, franchise, sales, use and property (real or personal, tangible or intangible), interest equalization and stamp taxes, assessments, levies, imposts, duties, charges, withholdings or other taxes of any kind or nature whatsoever, together with any and all penalties, fines or interest thereon.

"Tax Matters Partner" has the meaning set forth in Section 10.8 of the Partnership Agreement.

"Tax Rate" means an amount equal to the maximum Federal marginal income tax rate applicable to a corporation under Section 11 of the Code in effect for the relevant Fiscal Year plus five percentage points.

"Tentative Remedial Expenditure Realization" or "TRER" means the
Remedial Expenditure amount determined in accordance with clause (ii) of
Section 5.22.4.4 of the Participation Agreement.

"Third Party Claim" has the meaning set forth in Section 6.5 of the Participation Agreement.

"Transfer Taxes" means any sales, use, recording, deed, value added, stamp, documentary or other transfer Taxes.

"Transferred Contract" means a contract entered into by a Parent or an Affiliate thereof transferred to the Partnership in accordance with the Participation Agreement.

"Transferred Employee" has the meaning set forth in Section 5.9.1 of the Participation Agreement.

"Transferred Intellectual Property Rights" means, with respect to each Parent, Data Rights, Statutory Rights and Marks (together with goodwill associated therewith) exclusively used or intended for exclusive use in its Defense Business, along with all income, royalties, damages and payments due or payable at the Closing or thereafter (including, without limitation, damages and payments for past and future infringements or misappropriations thereof), and the right to sue for damages and injunctive relief.

"Transferring Partner" has the meaning set forth in Section 5.11 of the Participation Agreement.

"Transition Benefit Plans" has the meaning set forth in Section 5.9.2 of the Participation Agreement.

"Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of December 31, 1993.

"UD" means United Defense, L.P., the Delaware limited partnership formed in accordance with the Partnership Agreement.

"Unrealized Remedial Expenditure" means any Qualifying Remedial
Expenditure which is not a Realized Remedial Expenditure.  FMC
Unrealized Remedial Expenditure and Harsco Unrealized Remedial
Expenditure have corollary meanings.

"VLS Receivables" means any unbilled account receivable relating to FMC's VLS contract included in the FMC Assets which will not become due until after the Closing.

Schedule A

Excluded Assets.

FMC Excluded Assets:

Rights to damages or other recoveries arising from the following litigation: FMC Corporation v. The Goodyear Tire & Rubber Company (N.D. Ala., Eastern Div., Civil Action No. CV-90-H-01018E), subject to Section
5.23 of the Participation Agreement; ASBCA Case No. 39546; and FMC Corporation v. Liberty Mutual Insurance Co. et al., subject to Section
6.2 of the Participation Agreement.

Cash and cash equivalents in excess of $14,800,000

The Minneapolis Tech Center

Any rights in the trade name or trademark "FMC," subject to the Limited License Agreement, dated the date hereof, between FMC and the Partnership

The Santa Clara Properties (except as the Lease Agreement provides for their lease to the Partnership)

Harsco Excluded Assets:

Cash and cash equivalents in excess of $5,200,000

Any rights in the trade name or trademark "Harsco" or, subject to the Limited License Agreement, dated the date hereof, between Harsco and the Partnership, "BMY"

The contracts set forth in Article I of the Non-Transfer and Indemnification Agreement

Common Excluded Assets:

Intellectual property rights (including patents, marks, know-how and rights and licenses thereto and interests therein), other than Transferred Intellectual Property Rights, to the extent, if any, applicable to The Field (as defined in the Intellectual Property Agreements).

Credits and claims for refunds with respect to Taxes related to periods prior to the Closing

Policies, manuals, financial statements and other material not relating exclusively to the contributed Assets or Business

Items prepaid or for which charges were deferred, to the extent the benefit of such items will not accrue to the Partnership

Insurance policies and contracts and claims thereunder relating to periods prior to Closing (subject to Article VI of the Participation Agreement)

Licenses, permits and other assets not transferable by law

Intra-company accounts receivable and payable

Claims against and recoveries from third parties arising out of acts or omissions (in the case of Active Contracts, only if a claim has been asserted in writing) prior to the Closing except to the extent included in the Final Closing Balance Sheets or as may be provided otherwise in any of the Operative Documents

Any receivable referred to in Section 5.14 of the Participation
Agreement

Schedule B

Defense Affiliates and Defense Subsidiaries; Defense Affiliate Stock and Equity Interests Transferred by FMC.

FMC

1.  FMC-Nurol Savunma Sanayii A.S., a Turkish corporation

    Armored Vehicle Technologies Associated, a partnership of FMC and
General
    Dynamics Land Systems, Inc.

    G&F, a partnership of FMC and General Motors Corporation

    FMC Arabia Ltd., a Saudi Arabian limited liability company

Harsco

1.  Harsco Defense Holding, Inc.

Schedule C.1

FMC

     Robert N. Burt
     Larry D. Brady
     Arthur D. Lyons
     William H. Schumann, III
     Randy S. Ellis
     Thomas W. Rabaut
     David I. Kolovat
     Eugene M. McCluskey
     Robert L. Day
     Francis A. Riddick, III
     Robert N. Sankovich
     Francis Raborn

Schedule C.2

Harsco

     Malcolm W. Gambill
     Derek C. Hathaway
     Barrett W. Taussig
     Paul C. Coppock
     Leonard A. Campanaro
     Warren A. Weisel
     Salvatore D. Fazzolari
     Richard C. Hawkins
     Daniel J. Sharp
     Richard E. Clemens
     Stuart J. Levey